

SEC 16012577 SSION

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29751

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Midas Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas O'Malley — 212-785-0900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name — if individual, state last, first, middle name)

1818 Market Street	Philadelphia	Pennsylvania	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

2A

OATH OR AFFIRMATION

I, Thomas O'Malley , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midas Securities Group, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___



Signature

Vice President
Chief Financial Officer

Title



Notary Public

IRENE K. KAWCZYNSKI
Notary Public, State of New York
No. 01KA4899282
Qualified in Kings County
Commission Expires June 29, 20 19

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT | WELLER

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Midas Securities Group, Inc.
New York City, New York

We have audited the accompanying financial statements of Midas Securities Group, Inc. (a wholly-owned subsidiary of Winmill and Co. Incorporated), which comprise the statement of financial condition as of December 31, 2015, and the related notes to the financial statements. Midas Securities Group, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Midas Securities Group, Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.



TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 26, 2016

MIDAS SECURITIES GROUP, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash and cash equivalents	$ 506,145
Investments	3,101,163
Receivable from Funds:	
Distribution and service fees	14,547
Co-transfer agent and recordkeeping	7,330
Due from Parent	396
Prepaid expenses and other assets	25,029
Deferred taxes	1,151,086
Total assets	$ 4,805,696

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to affiliates	$ 742
Accounts payable and accrued expenses	32,160
Total liabilities	32,902
Stockholder's Equity	
Common stock, $.01 par value	
1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	6,060,379
Retained (deficit)	(1,287,586)
Total stockholder's equity	4,772,794
Total liabilities and stockholder's equity	$ 4,805,696

See notes to financial statement.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
Midas Securities Group, Inc. ("MSG" or the "Company") is a wholly-owned subsidiary of Winmill & Co. Incorporated ("Winco"). MSG provides distribution services to the Midas Series Trust (the "Trust"), on behalf of Midas Fund, Midas Magic, and Midas Perpetual Portfolio (collectively, the "Funds"), a family of open end mutual funds managed by Midas Management Corporation ("MMC"), a subsidiary of Winco. The Company is registered under the Securities Exchange Act of 1934 as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc.

ACCOUNTING ESTIMATES
In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
Investments in money market funds and short-term investments and other marketable securities maturing in 90 days or less are considered to be cash equivalents.

INVESTMENTS
Investments are stated at fair value and unrealized gains and losses are recognized in the statement of income.

VALUATION OF INVESTMENTS
Securities are normally valued at the last reported sales price on the date of determination or, if not available, at the bid price if held long and the ask price if sold short on the primary market or exchange on which they trade, or by any other method approved by any two authorized officers of the Firm.

FAIR VALUE MEASUREMENT
Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The inputs or methodology used for valuing investments are not an indication of the risk associated with investing in those securities. The hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities including securities actively traded on a securities exchange.

Level 2 – observable inputs other than quoted prices included in level 1 that are observable for the asset or liability which may include quoted prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 – unobservable inputs for the asset or liability including the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability.

The following is a summary of the inputs used as of December 31, 2015 in valuing the Company's investments:

	Valuation Input			
	Level 1	Level 2	Level 3	Total
Common stock of publicly traded-affiliates	$ 2,740,849	$351,998	$ -	$ 3,092,844
Equity securities	8,319	-	-	8,319
	$ 2,749,165	$351,998	$ -	$ 3,101,163

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2015.

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

DISTRIBUTION SERVICES

Costs in connection with the sale of the Funds' shares are charged to operations as incurred. Pursuant to a distribution plan ("12b-1 Plan") adopted pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended ("1940 Act"), by the Trust on behalf of the Funds and a Distribution Agreement with the Trust, the Company may receive as compensation distribution and service fees ranging in an amount of one-quarter of one percent to one percent per annum of the Funds' average daily net assets. The service fee portion is intended to cover personal services provided to shareholders of the Funds and the maintenance of shareholder accounts. The distribution fee portion is to cover all other activities and expenses primarily intended to result in the sale of the Funds' shares.

INCOME TAXES

The Company files consolidated federal, state and local income tax returns with Winco and the other wholly owned subsidiaries of Winco. It is the policy of Winco to allocate the applicable federal and state taxes (benefits) to each subsidiary on a separate return basis.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. The Company has reviewed its tax positions and has concluded that no liability for unrecognized tax benefits should be recorded related to uncertain tax positions taken on federal, state and local income tax returns for open tax years (2012-2014) or expected to be taken in the Company's 2015 tax return.

SUBSEQUENT EVENTS

Subsequent events after the Statement of Financial Condition date through the date that the financial statement was available for issuance, February 26, 2016, have been evaluated in the preparation of the financial statement.

(2) INVESTMENTS

At December 31, 2015 investments consisted of the following:

	Cost	Fair Value
Common stock of publicly traded affiliates:		
Bexil Corporation	$1,988,723	$ 1,725,491
Tuxis Corporation	2,431,212	351,998
Foxby Corp.	1,469,791	1,015,355
Total common stock of publicly traded affiliates	5,889,726	3,092,844
Equity Securities	6,681	8,319
Total investments	$5,896,407	$ 3,101,163

Certain officers and directors of the Company also serve as officers and or directors of Bexil Corporation ("Bexil"), Tuxis Corporation ("Tuxis"), and Foxby Corp. ("Foxby"). The investments in Bexil, Tuxis, and Foxby represent approximately 23%, 20%, and 24% of the outstanding shares of each company, respectively.

(3) INCOME TAXES

Deferred tax assets are comprised of the following:

Unrealized loss on investments	$1,146,050
Net operating loss	5,036
	$1,151,086

(4) NET CAPITAL AND REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Exchange Act. The Company must maintain net capital, as defined, of not less than $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2015, the Company had net capital, as defined, of $577,749, which exceeded its net capital requirement of $5,000 by $572,749. The ratio of aggregate indebtedness to net capital was approximately 0.06 to 1.

(5) RELATED PARTIES

Certain officers of the Company also serve as officers and/or directors of Winco, Bexil, Tuxis, and Global Self Storage, Inc., and their affiliates (collectively with Winco, the "Affiliates"). Pursuant to an arrangement between a professional employer organization ("PEO") and the Affiliates, the PEO provides payroll, benefits, compliance, and related services for the concurrently employed employees of the Affiliates in accordance with applicable rules and regulations of the Internal Revenue Service, and in connection therewith MMC, a subsidiary of Winco, acts as a conduit payer of compensation and benefits

to Affiliate employees.

Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions jointly incurred by the Affiliates are allocated among them. As of December 31, 2015, the Company had a payable of $742 to MMC and a receivable from Winco of $396.

The Company had receivables for distribution fees from the Funds of $ $14,547 at December 31, 2015.

The Company has agreements with selected dealers for distribution of shares of the Funds, service, and record keeping. The cost of record keeping paid to dealers by the Company is reimbursed by the Funds. At December 31, 2015, the Company had a receivable from the Funds for record keeping of $7,330.